
QMedic™
OnStar for Care Management

Problem

➤ Traditional medical alert services route patients directly to the emergency room

➤ 10x costlier than routing to nurse triage



71% ER visits unnecessary & avoidable*

Source: Truven Health Analytics

Solution



Intelligent medical alert & routing service keeps care in network and at home

How it Works

    

Waterproof button
+ 24/7 proactive
monitoring*

Two-way
base station
runs over cellular
network or landline
(5-minute setup by
user or caregiver)

Anomaly
detection &
intelligent
routing



Device battery lasts >2 years without recharge

User Profile: Eva

➤ 78 years old

➤ Multi-chronic
  - Renal disease
  - Stroke

➤ Recently discharged from skilled nursing

➤ Lives alone

➤ Low-income

➤ Dual Eligible Medicare/Medicaid



Traction

➤ In contracting with 3 national health plans to onboard and proactively re-route high-risk members to care management (e.g. nurse triage, non-emergency medical transportation, community paramedicine, etc.)

➤ Credentialed by **Medicaid** in MA, MN & TN; credentialing in 8 additional states by Fall 2016; 3-year contracts executed with two MA Medicaid programs





➤ Closed **$4.6 million** in NIH contracts



➤ Prepaid contract with home health reseller to service up to 4,000 subscribers by Y2 End

➤ Research partnership with University of Florida Institute on Aging



➤ $1.1 Million in Seed Funding raised

➤ 3 patents pending for QMedic's IoT platform for contextual routing & provisioning of services

Business Model:
Outsized ROI for care plans

➢ **$30** per member per month

➢ Medicaid waiver covers all Dual Eligibles

➢ Re-routing to nurse triage generates **>6:1** ROI for capitated payers & providers

Total Serviceable Market at $30 PMPM

	Total Plans (US)	Members/Plan	Total Members	Serviceable Members*	Serviceable ARR ($30 PMPM)
Managed Medicaid (Dual Only)	900	10,000	9,000,000	2,250,000	$810,000,000
Medicare Advantage	2,000	8,000	16,000,000	1,600,000	$576,000,000
Total Serviceable Market	2,900	18,000	25,000,000	3,850,000	**$1.4 Billion**

*Assumes 25% of Managed Medicaid market and 10% of Medicare Advantage market are serviceable.

Unit Economics and Projected Growth

	Y1 End	Y2 End	Y3 End	Y5 End
QMedic Subscribers	1,200	10,000	35,000	230,000
# of Plans/Partners	4	8	15	40
PMPM Base Revenue	$30	$30	$30	$30
PMPM Cost Savings Revenue	-	$5	$6	$10
PMPM Analytics Revenue	-	-	-	$15
PMPM Total Revenue	**$30**	**$35**	**$36**	**$55**
PMPM Cost	$10	$8	$7	$10
Gross Margins	67%	77%	81%	82%
Annualized Revenue	$430,000	$4,200,000	$15,000,000	$150,000,000

Competitive Advantage: Simplicity, Connectivity, Affordability

	Intelligent Routing	Simplicity of Setup & Maintenance	Mobility & Sleep Anomaly Detection	In-home/ Out-of-home Detection	Compliance/ Non-wear Detection	PMPM Price
QMedic	●	●	●	●	●	$30
Lifeline	○	●	○	○	○	$30-45
Healthsense	○	○	◐	◐	◐	$150-500

➢ QMedic maximizes care network connectivity and context while preserving user/caregiver simplicity, all at an affordable PMPM price to Managed Medicaid/Medicare plans

➢ Power-efficient algorithms enable QMedic to last over 2 years without recharge—critical to calibrating personal baselines of motion/sleep/ wear patterns, detecting anomalies & enabling predictive analytics





























Team

Sombit Mishra

CEO

MIT Sloan Management

Dr. Fahd Albinali, PhD

CTO

MIT MEDIA LAB

Dave Nelson

Director of Business Development

MIT Sloan Management

Dr. Hari Sundram, MD

Chief Medical Officer

3 Startup Exits

Predilytics™

Welltok

Gail Miller

Care Plan Advisor & Former Vice President, Medicare Strategy

Humana

Team Awards/Recognition: AARP® | Cleveland Clinic *Future of Medicine Award* | amazon web services™ Start-Up Challenge *Big Data Finalist*

The Future of Care: *Contextual Routing & Provisioning of Services for At-risk Populations*

Health Plans

Community Paramedicine


Population Health Data, Segmentation & Targeting
Contextual Service Routing & Provisioning
Cloud Applications & Machine Learning

Home Health Providers

Family Caregivers



QMedic – *A Smarter Way to Send Them Home*
www.qmedichealth.com

APPENDIX

QMedic User Scenarios

Scenario	QMedic Sample Response*
User experiences disrupted sleep, waking up many more times in the night than normal.	Behavior flagged as abnormal for user. QMedic call center performs a wellness check by phone. User decides that she would like to speak with a nurse. Call is warm transferred to nurse who learns that user is waking up to use bathroom, has a fever and back pain. Suspecting that the user may have a UTI, nurse arranges an immediate PCP visit.
User's activity level decreases significantly vs. baseline.	QMedic flags behavior as abnormal and performs wellness call. User explains she has been feeling weak with swelling in her legs and agrees to speak with a nurse. Nurse identifies symptoms as exacerbation of CHF and coordinates PCP visit/NEMT for following day.
After discharge from hospital, user presses button because she is "not feeling well."	Rather than immediately dispatching 911 services, QMedic asks user if she would like to speak to a nurse. The nurse reviews user's medication regimen and identifies that user is not taking pills according to schedule. Nurse instructs the user on taking medication and asks her to call back if condition does not improve.
User takes off help button before sleep and forgets to put on next morning.	Text message notification of non-wear sent to user's daughter, who calls user to remind her to wear. If user fails to wear for 2 weeks, QMedic's report for the care coordinator flags this situation to assess appropriateness of medical alert for this user.

*Response to QMedic alerts are completely customizable per user or group. The above responses are provided as one possibility on how the given scenario would be handled.

Compliance is key: QMedic users *3x* more likely to wear device 24/7



24/7 Wear Compliance*

↑ 3x

14%
Traditional Medical Alert Services

40%
QMedic™

*Source: Heinbuchner, B. et al, *Satisfaction & Use of Personal Emergency Response Systems*, 7/28/2010; n = 52 for traditional medical alert group; n = 72 for QMedic group.